As filed with the Securities and Exchange Commission on June___, 2000 Registration No. ___________

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

FORM 10-SB-12(g)

GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              MILL CREEK RESEARCH, INC.
                  (Name of Small Business Issuer in its charter)

           Utah                                          87-0633677
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                     Identification No.)

 8 Corporate Park, Ste. 200, Irvine, California                   92606
(Address of principal executive officers)                      (Zip Code)

Issuer's telephone number: (714) 633-8083; Fax (603) 375-6582
(Name, address, and telephone number of agent for service)

Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

    N/A                                                      N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, par  value $.001 per share
             (Title of Class)



MILL CREEK RESEARCH, INC.
FORM 10-SB-12(g)

TABLE OF CONTENTS

                                                                        PAGE
PART I

ITEM 1. Description of Business                                   3

ITEM 2. Management's Discussion and Analysis or                5
  Plan of Operation

ITEM 3. Description of Property                                     12

ITEM 4. Security Ownership of Certain Beneficial              12
        Owners and Management

ITEM 5. Directors, Executive Officers, Promoters              12
        and Control Persons

ITEM 6. Executive Compensation                                   14

ITEM 7. Certain Relationships and Related Transactions        14

ITEM 8. Description of Securities                             15

PART II

ITEM 1. Market Price of and Dividends on Registrant's         15
        Common Equity and Other Shareholder Matters

ITEM 2. Legal Proceedings                                        17

ITEM 3.Changes in and Disagreements with Accountants          17

ITEM 4.Recent Sales of Unregistered Securities                17

ITEM 5.Indemnification of Directors and Officers              17

PART F/S

Financial Statements                                                  18

PART III

ITEM 1.Index to Exhibits                                            23

ITEM 2.Description of Exhibits                                      23

Signatures                                                              23


ITEM 1.DESCRIPTION OF BUSINESS

Background

Mill Creek Research, Inc. (the Company) is a Utah corporation formed on June 3, 1999. Its principal place of business is located at 8 Corporate Park, Ste. 200, Irvine, California 92606. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies and/or businesses. The Company has been a developmental stage since inception and has no operating history other than organizational matters.

The Company was incorporated by Mr. James Barber. He no longer holds any position with the Company, and holds none of the Company's outstanding common stock. The Company has never had any operations. On June 21, 1999, founder's shares of the Company's common stock were issued to Rita Thomas, the Company's sole officer and director. The shareholder has held her stock since that time. The primary activity of the Company currently involves seeking a business or businesses that it can acquire or with whom it can merge.

The Company has not selected any specific business or entity as an acquisition target or merger partner. The Company does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry.

The Board of Directors has begun to implement the Company's principal business plan, described below under Item 2. Therefore, the Company can be defined as a "shell" or "blank check" company whose sole purpose, at this time, is to locate and consummate a merger or acquisition with a private entity or business.

The Company's business plan classify it as a blank check company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. The Company anticipates that it will continue to file such reports, notwithstanding the fact that it may not otherwise be required to file a registration statement under Section 12(g) of the Exchange Act.

Risk Factors

The Company's business is subject to numerous risk factors including, but not limited to, the following:

No Operating History or Revenues and Minimal Assets. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources and, in all likelihood, will sustain operating expenses without corresponding revenues at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will successfully identify a business opportunity or complete a business combination.

Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend, to a great extent, on the operations, financial condition, and management of the identified business opportunity. Although management intends to seek business combinations with entities having established operating histories, it cannot be assured that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

Scarcity of and Competition for Business Opportunities and Combinations. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will compete with numerous other small public companies in seeking merger or acquisition candidates.

No Agreement for Business Combination or Other Transaction - No Standards for Business Combination. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholder, the Company has not commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting from five to ten hours per month to the business of the Company on an as-needed basis. The Company's sole officer and director has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its sole officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See Item 5 - "Directors, Executive Officers, Promoters and Control Persons".

Conflicts of Interest - General. The Company's sole and director participates in other business ventures which compete directly with the Company. Additional conflicts of interest and non arms-length transactions may also arise in the event the Company's sole directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management may serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See Item 5 - "Directors, Executive Officers, Promoters and Control Persons".

Reporting Requirements May Delay or Preclude Acquisition.   Companies
subject to Section 13 of the Exchange Act must provide certain information about significant acquisitions including, but not limited to, certified financial statements for the company acquired covering up to two years. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Lack of Market Research or Marketing Organization. The Company has not conducted or received results of market research indicating that a market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have nor does it plan to establish a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

Lack of Diversification. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

Government Regulations. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940(the "Investment Company Act"), insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could become subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission (the "Commission") as to the status of the Company under the Investment Company Act and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable Change in Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in owners of a private business or entity obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company.
 The resulting change in control of the Company could result in removal current officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private business or entity. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management believes that any potential target must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new
investors to purchase the securities.   Some states may restrict the trading
or resale of blind-pool or blank-check securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 2.MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in Form 10-SB.

The Company is considered a development stage company with minimal or no assets or capital and with no operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

Risk Factors and Cautionary Statements

This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company search for appropriate business opportunities and subsequently acquire or merge with such entity, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

Plan of Operation

The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or entity, and the Company has not identified any specific business or entity for investigation and evaluation. No member of management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other business or entity with respect to any acquisition of that business or entity. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company's potential success is heavily dependant on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business combination. The Company's sole officer and director has not had any experience in the proposed business of the Company.

Management anticipates that it will only participate in one potential
business venture.   This lack of diversification should be considered a
substantial risk in investing in the Company because it will not permit the

Company to offset potential losses from one venture against gains from another.

The Company may seek a business combination with a business that (i) only recently commenced operations; (ii) is a developing company in need of additional funds to expand into new products or markets; (iii) is seeking to develop a new product or service; or (iv) is an established business which may be experiencing financial or operating difficulties and needs additional capital. In some instances, a business combination may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock.
 The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include (i) facilitating or improving the terms on which additional equity financing may be sought; (ii) providing liquidity for the principals of a business; (iii) creating a means for providing incentive stock options or similar benefits to key employees; and (iv) providing liquidity, subject to restrictions of applicable statues, for all shareholders. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of leverage to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds, if any funds are available, to acquire a target company. Therefore, the Company could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, benefits of leveraging are not as great as during periods of lower interest rates. This is because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing.

Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

As part of any transactions, the acquired entity may require the Company's management or other shareholders of the Company to sell all or a portion of their shares to the acquired entity or the principles thereof. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than the market value, the potential of a stock sale by management will be a material factor in their decision to enter a specific transaction.

The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payment of cash or property ix expected to be received by management in connection with any acquisition.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in the Company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

Sources of Opportunities

The Company anticipates that business for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

The officers and directors of the Company are currently employed in other positions and, until such time as an acquisition has been determined to be highly favorable, will devote only a portion of their time to the business affairs of the Company. If a business opportunity is considered promising, management will spend additional time, on an as-needed basis, to consummate an acquisition. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time position rather than to the Company.

Management, while not particularly experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company.

It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be used by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company presently has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finders fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management has adopted a policy that such a finders fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company. Any such prospective fee will be negotiated in connection with any potential acquisition or merger. It is not possible at this time to estimate the terms of any such arrangement.

Most likely the Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the Board of Directors (see Item 5 - "Directors, Executive Officers, Promoters and Control Persons"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through their present associations and business contacts. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

1.Available technical, financial and managerial resources.
2.Working capital and other financial requirements.
3.History of operation, if any.
4.Prospects for the future.
5.Present and expected competition.
6.Quality and experience of management services which may be available and the depth of that management.
7.Potential for further research, development or exploration.
8.Specific risk factors not now foreseeable, but which may be anticipated to impact the proposed activities of the Company.
9.Potential for growth or expansion.
10.Potential for profit.
11.Perceived public recognition or acceptance of products, services or trades. 12.Name identification.

The Company's management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to use written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any business or entity for which audited financial statements cannot be obtained.

It is likely that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development state in that it has not generated significant revenues from its principal business activities prior to the Company's participation.

There is a risk as to whether, even after the Company becomes involved in an opportunity, the combined enterprises will be able to become a going concern or advance beyond the development stage. Many of the potential opportunities may involve new and untested product, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the cost therefore incurred in the related investigation would, most likely, not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred. Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity.

The Company's shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage, one that has not generated significant revenues from its principal business activities prior to the Company's participation. Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

There is the additional risk that the Company may not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company.
 If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with the business or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

Although the actual terms of a future transaction cannot be predicted, it may be expected that the parties to the transaction will find it desirable to avoid the creation of a taxable event and, thereby, structure the transaction as a so called tax free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the Code). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates with a target opportunity will depend on (i) the nature of the opportunity; (ii) the respective needs and desires of the Company and other parties; (iii) management of the opportunity; and (iv) the relative negotiating strength of management of the two entities.

With respect to any merger or acquisition, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

Rights of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Utah law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so.
Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by subsequent report to the shareholders if the action is taken by written consent.

Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitive disadvantage with its competitors.

Inflation

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Year 2000

Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

Because the Company currently does not have any operations except for its search for viable business opportunities, it does not own or use any computer equipment. The Company does not anticipate doing a full assessment of the potential Year 2000 issue until it has made an acquisition of or merged with an operating entity. The Company does not believe that the cost of addressing the issue will have a material adverse impact on its financial position. Further, the Company believes that no third parties with whom it may have a material relationships will be materially affected by the Year 2000 issues.

Regulation and Taxation

The Investment Company Act defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. Although the Company does not intend to engage in such activities, the Company may, through business combinations, obtain and hold a minority interest in a number of development stage enterprises.

The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an investment company.

The Company intends to structure any future merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

The Company's only employee at the present time is its sole officer and director, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

The FASB has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

The FASB has also issued SFAS No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

ITEM 3.DESCRIPTION OF PROPERTY.

The Company at present has no interest in any real property. The Company neither owns nor leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements, and accordingly, have not been reflected therein.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to the Company, as of June 6, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. Presently, the only such beneficial holder is also an executive officer and director. Therefore, only one table is included.

Title of               Name/Address     Shares        Percentage
Class                  of Owner         Beneficially  Ownership
                                        Owned

Common              Rita Thomas        1,000,000        100%
                    8 Corporate Park
                    Ste. 200
                    Irvine, CA 92606

ITEM 5.DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Members of the Company's Board of Directors of the Company serve until the next annual meeting of the shareholders, or until their successors have been elected. Executive officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's sole officer and director will devote time to the business on an as-needed basis, which is expected to require five to ten hours per month.

Information as to the sole director and executive officer of the Company is as follows:

Name/Address                     Age                      Position

Rita Thomas                      56                President/Secretary/Director
8 Corporate Park., Ste. 200
Irvine, CA  92606

      Rita Thomas, age 56, is president of Thomas & Associates, a paralegal services firm in Orange, California. From 1990 to present Ms. Thomas has provided legal support services including document and information research, teaching and litigation staff support for various legal firms. From 1985 to April, 1990, Ms. Thomas owned and operated Select Care Products, Inc., a company offering individual distributorship programs for pet care products.
 Ms. Thomas has been a financial consultant and an independent Life and
Health Insurance Agent and Broker between 1986 and present.  Between 1961 and 1989, Ms. Thomas has taught in public school and private school from kindergarten through university level in Louisiana, Virginia, Texas,
Pennsylvania, Colorado, and California.   Ms. Thomas was Director of
Paralegal Studies, Orange Coast College, California from 1989 to 1991 where she was involved in administration of student and teacher activities and counseling of legal studies and teaching in legal and computer classes. Between 1965 and 1967, Ms. Thomas received her degrees in BA Education and MEd. from McNeese State University, Lake Charles, Louisiana where she was Director of the Childcare Development Center. Ms. Thomas received her juris doctorate degree in 1985 from Western State University, Fullerton, California.

Blank Check Experience

Ms. Thomas is President, Director, and sole shareholder of the Company and is President, Director, and sole shareholder of Regency Capital West, Inc., also a blank check company. It is possible that Ms. Thomas may establish additional blind pool or blank check companies in the future. See "Conflicts of Interest."

Conflicts of Interest

Insofar as the sole officer and director is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The sole officer and director of the Company may in the future become a shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

Directors and executive officers of the Company will be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. Any opportunity contemplated by the Company which may come to the attention of an officer or director, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a director is presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire a target opportunity, and the principals of the proposed target have no preference as to which company will merge or acquire such target, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933, as amended ("Securities Act"), and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.EXECUTIVE COMPENSATION.

The Company's sole director does not receive any compensation for his services rendered to the Company, nor has he received such compensation in the past. He has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummating a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, the sole director is not accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finders fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.
 Persons associated with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify the Company as a blank check company. Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.        DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorized the issuance of 140,000,000 shares consisting of 100,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value, of which 1,000,000 shares of common stock were issued and are now outstanding. All shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by shareholders. Also, common shareholders are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 40,000,000 shares of preferred stock, $0.001 par value, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholders meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock. This could result in dilution of the income per share and net book value of the common stock.

Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Utah law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. Although such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

PART II

ITEM 1.MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's common stock is not quoted on the over-the-counter market or on any other recognized market or exchange. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a business combination, merger or acquisition has been completed, the Company's sole director will most likely be the person to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

Market Price

The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.

Although there is presently no market for the Company's shares of common stock, if a marked does develop it is likely that the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.
 Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

The National Association of Securities Dealers, Inc. ("NASD"), which administers The Nasdaq Stock Market, has recently made changes in the criteria for initial listing on The Nasdaq Small Cap Market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4.00 per share. In order to continue to be included on The Nasdaq Stock Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on The Nasdaq Stock Market or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

As of the date hereof, the Company has issued and outstanding 1,000,000 shares of common stock, all of which are deemed "restricted securities" as defined by the Securities Act. These shares are held by one person, an officer and director of the Company.

Presently, no outstanding shares are eligible for sale pursuant to Rule 144.
 However, restricted shares that have been beneficially owned for more than one year may be eligible for sale under Rule 144, subject to the volume and other limitations set forth by such Rule. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

This Item is not applicable to the Company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

All shares of the Company's common stock presently outstanding were issued to the founder of the Company on June 22, 1999. These shares were issued in a private transaction in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act. No transfers of stock have occurred since June 22, 1999. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 5.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. Pursuant to the Utah Act, the Company's Board of Directors may indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

The Company is presently acting as its own transfer agent. It is likely that following a business combination, merger or acquisition, the Company will engage a transfer agent.

PART F/S

The Company's financial statements for the period from inception on June 3, 1999 through March 31, 2000 have been examined to the extent indicated in their reports by Kurt D. Saliger, independent certified public accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mill Creek Research, Inc.
(a Development Stage company)

I have audited the accompanying balance sheet of Mill Creek Research, Inc. (a development stage company), as of March 31, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from January 1, 2000 to March 31, 2000 and June 3, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit in accordance with standards established by the American Institute of Certified Public Accountants.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mill Creek Research, Inc. as of March 31, 2000 and December 31, 1999 and the results of its operations and its cash flows for the period from January 1, 2000 to March 31, 2000 and June 3, 1999 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.


Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Las Vegas, Nevada
June 5, 2000

[CAPTION]

                                    MILL CREEK RESEARCH, INC.
                                  (A Development Stage Company)
                                         Balance Sheet

                                            ASSETS


                                                  Three Months          June
3, 1999
                                               Ended
(Inception) to
                                               March 31, 2000
December 31, 1999
CURRENT ASSETS

Cash                                          $         -            $
   -

Total Current Assets                                     -
      -

TOTAL ASSETS                                   $         -            $
    -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable - related party                      $        100
 $          100

Total Liabilities                                     $        100
 $          100

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: $0.001 par value,
authorized 100,000,000 shares;
1,000,000 shares issued and outstanding                      1,000
           1,000
Preferred stock: $0.001 par value,
authorized 40,000,000 shares;
  -0- shares issued and outstanding                   $         -
$            -
Subscription receivable                                       (900)
            (900)
Additional paid-in capital                            $         -
$            -
Deficit accumulated during
  the development stage                                       (200)
            (200)

Total Stockholders' Equity (Deficit)                          (100)
            (100)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                      $         -
$            -


[CAPTION]

                                    MILL CREEK RESEARCH, INC.
                                  (A Development Stage Company)
                                      Statement of Operations

                                                       From
 From
                                                       June 3, 1999
 June 3, 1999
                                  Three Months Ended  (Inception) to
(Inception) to
                                  March 31, 2000       December 31, 1999
 March 31, 2000
                                  --------------       -----------------
 --------------

REVENUES                           $        -        $           -
$           -

OPERATING COSTS

General and administrative                  0                  200
         200

Total Operating Costs                       0                  200
         200

LOSS FROM OPERATIONS                        0                 (200)
        (200)

NET LOSS                           $        0        $        (200)
$        (200)
BASIC LOSS PER SHARE               $       (0.00)    $          (0.00)
$          (0.00)

WEIGHTED AVERAGE NUMBER
      OF COMMON SHARES
      OUTSTANDING                   1,000,000            1,000,000
   1,000,000


[CAPTION]

                                     MILL CREEK RESEARCH, INC.
                                  (A Development Stage Company)
                                     Statement of Cash Flows

                                                           From
     From
                                                           June 3, 1999
     June 3, 1999
                                      Three Months Ended  (Inception) to
    (Inception) to
                                      March 31, 2000       December 31, 1999
     March 31, 2000
                                      --------------       -----------------
     --------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                    $     0           $       (200)
     $       (200)
Changes in operating assets and liabilities:
Common stock issued for stock receivable                               900
              900
Decrease (increase) in subscription receivable                        (900)
             (900)
Increase (decrease) in accounts payable                                100
              100

Net Cash (Used) by Operating Activities     $     0                   (100)
             (100)

CASH FLOWS FROM INVESTING ACTIVITIES              -                      -
                -

CASH FLOWS FROM FINANCING ACTIVITIES              -

Common stock issued for cash                $     0                    100
              100

Net Cash Provided by Financing Activities         -                    100
              100

INCREASE IN CASH AND CASH EQUIVALENTS       $     0                      -
                -

CASH  AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                $     0                    -
                -

CASH AND CASH EQUIVALENTS AT END OF PERIOD  $     0                    -
                -

Cash paid for:

Interest                                    $     0                    -
                -
Income taxes                                $     0                    -
                -


[CAPTION]
                                     MILL CREEK RESEARCH, INC.
                                  (A Development Stage Company)
                             Statement of Stockholders' Equity (Deficit)

     Deficit
                             Accumulated
                       Additional                    During the
                                 Common Stock       Paid-in
Subscription    Development
                              Shares      Amount    Capital       Receivable
     Stage

Balance, June 3, 1999
 (Inception)               1,000,000     $1,000     $   -        $    (900)
     $     -

Net loss for the period
from inception on
June 3, 1999 through
December 31, 1999          1,000,000          -         -        $    (900)
        (200)

Net loss for the period
 Jan 1, 2000 through
 March 31, 2000                    -          -         -                -
           0

Balance March 31, 2000      1,000,000     $1,000    $   -        $    (900)
     $  (200)



[CAPTION]
MILL CREEK RESEARCH, INC.
(A Development Stage Company)
Notes to the Financial Statements
March 31, 2000 and December 31, 1999

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

The Company was organized under the laws of the State of Utah on June 3, 1999. The purpose of the corporation is to engage in any lawful activity.

Currently, the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a June 30 year end.

c.  Basic Loss Per Share

The computations of basic loss per share of common stock are based on weighted average number of shares issued and outstanding at the date of the financial statements.

d.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

f.  Provision for Taxes

At March 31, 2000, the Company had net operating loss carryforwards of approximately $200 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amounts.

NOTE 2 -GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

PART III

ITEM 1.Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.              Exhibit Name

3.1Articles of Incorporation
3.2 By-Laws
4. See Exhibit No. 3.1, Articles of Incorporation, Article Fifth
23.Consent of Accountant
27.Financial Data Schedule
________________

ITEM 2.    Description of Exhibits

See Item 1 above.

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

MILL CREEK RESEARCH, INC.
         (Registrant)



Date: June 13, 2000By:  RITA THOMAS
        Rita Thomas, President


EXHIBIT 3.1


ARTICLES OF INCORPORATION
OF
MILL CREEK RESEARCH, INC.

      The undersigned, a natural person at least eighteen years old, does hereby act as incorporator in adopting the following Articles of Incorporation for the purpose of organizing the business corporation hereinafter named MILL CREEK RESEARCH, INC., pursuant to the provisions of the Utah Revised Business Corporation Act.

     FIRST: The name of the corporation is MILL CREEK RESEARCH, INC. (the "Corporation").

     SECOND: The principal office of the Corporation in the State of Utah is located at 935 E. 7220 South, Ste. D-103, Midvale, Utah 84047. The name and address of the registered agent of the Corporation is Mr. James Barber, 935
E. 7220 South, Ste. D-103, Midvale, Utah 84047. The registered office of the Corporation is 935 E. 7220 South, Ste. D-103, Midvale, Utah 84047. The name and address of the first Director and Incorporator is Mr. James Barber, 935
E. 7220 South, Ste. D-103, Midvale, Utah 84047.   The signature of the said
registered agent is set forth in the last Article of these Articles of Incorporation.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Utah Revised Business Corporation Act and the duration of the Corporation shall be perpetual.

     FOURTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

            A. The governing board of this Corporation shall be known as the board of directors (the "Board of Directors" or the "Board") and its members all be known as directors, and the number of directors may from time to time be increased or decreased by resolution of the Board of Directors, provided that the number of directors shall not be reduced to less than one (1). The Board of Directors shall be divided into three classes, as nearly equal in number as possible, and the term of office for each respective class of directors shall be so arranged that the term of office of directors of one class shall expire at each successive annual meeting of stockholders, and in all cases as to each director until their successor shall be elected and shall qualify, or until his earlier resignation, removal from office, death or incapacity. At each annual meeting of stockholders after the first annual meeting, the number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or such greater or lesser number as would be required by an increase or decrease in the size of the Board of Directors) shall be elected to hold office until the third succeeding annual meeting of stockholders after their election. This Article FOURTH may not be amended or repealed without the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the shares entitled to vote thereon.
            B. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or the President or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Articles of Corporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships.

     FIFTH:      A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Forty Million (140,000,000), consisting of One Hundred million (100,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share (the "Common Stock") and Forty million (40,000,000) shares of preferred stock, par value one-tenth of one cent ($0.001) per share (the "Preferred Stock").

            B. COMMON STOCK. The shares of Common Stock shall have no pre-emptive or preferential rights of subscription concerning further issuance or authorization of any securities of the Corporation. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy. The holders of the Common Stock shall be entitled to receive dividends if, as and when declared by the Board of Directors.

            The Common Stock may be issued from time to time in one or more series and shall have such other relative, participant, optional or special rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such Common Stock from time to time adopted by the Board of Directors pursuant to authority so to adopt which is hereby vested in the Board of Directors.

            C. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series and (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments and (f) shall have such other relative, participating, optional or special rights, qualifications, limitations or restrictions thereof as shall hereafter be stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors.

           At any time from time to time when authorized by resolution of the Board of Directors and without any action by its shareholders, the Corporation may issue or sell any shares of its stock of any Class or series, whether out of the unissued shares thereof authorized by these Articles of Incorporation, as amended, or out of shares of its stock acquired by it after the issue thereof, and whether or not the shares thereof so issued or sold shall confer upon the holders thereof the right to exchange or convert such shares for or into other shares of stock of the Corporation of any class or classes or any series thereof. When similarly authorized, but without any action by its shareholders, the Corporation may issue or grant rights, warrants or options, in bearer or registered or such other form as the Board of Directors may determine, for the purchase of shares of the stock of any class or series of the Corporation within such period of time, or without limit as to time, of such aggregate number of shares, and at such price per share, as the Board of Directors may determine. Such rights, warrants or options may be issued or granted separately or in connection with the issue of any bonds, debentures, notes, obligations or other evidences of indebtedness or shares of the stock of any class or series of the Corporation and for such consideration and on such terms and conditions as the Board of Directors, in its sole discretion, may determine. In each case, the consideration to be received by the Corporation for any such shares so issued or sold shall be such as shall be fixed from time to time by the Board of Directors.

D. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment.

            E. No holder of shares of stock of the Corporation shall be entitled as of right to purchase or subscribe for any part of any unissued stock of this Corporation or of any new or additional authorized stock of the Corporation of any class whatsoever, or of any issue of securities of the Corporation convertible into stock, whether such stock or securities be issued for money or for a consideration other than money or by way of dividend, but any such unissued stock or such new or additional authorized stock or such securities convertible into stock may be issued and disposed of to such persons, firms, corporations and associations, and upon such terms as may be deemed advisable by the Board of Directors without offering to stockholders of record or any class of stockholders upon the same terms or upon any terms.

     SIXTH:  A.    Subject to the rights of the holders of any series of
Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. The first Director shall be the undersigned incorporator.

                 B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

                 C. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the by-laws of the Corporation.

                 D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders at least fifty percent (50%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

     SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal by-laws of the Corporation. Any adoption, amendment or repeal of the by-laws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the by-laws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by these Articles of Corporation, the affirmative vote of the holders of at least fifty percent (50%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the by-laws of the Corporation.

     EIGHTH: The Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation in the manner prescribed by the laws of the State of Utah and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of these Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by these Articles of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to amend or repeal this Article EIGHTH, Article SIXTH, Article SEVENTH, or Article NINTH.

     NINTH: The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, may, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its stockholders, give due consideration to (i) all relevant factors, including without limitation the social, legal, environmental and economic effects on the employees, customers, suppliers and other affected persons, firms and corporations, and on the communities and geographical areas in which the Corporation and its subsidiaries operate or are located and on any of the businesses and properties of the Corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant, (ii) not only the financial consideration being offered in relation to the then current market price for the Corporation's outstanding shares of capital stock, but also in relation to the then current value of the Corporation in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Corporation (including the unrealized value of its properties and assets) as an independent going concern, and (iii) the obligations of the Corporation, and any of its subsidiaries, to provide stable, reliable services on a continuing or long term basis.

     TENTH: A director or officer of the Corporation shall have no personal liability to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of the applicable statutes of Utah. If the Utah Revised Business Corporation Act is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah General Corporation Law, as so amended from time to time. No repeal or modification of this Article TENTH by the stockholders shall adversely affect any right or protection of a director or officer of the Corporation existing by virtue of this Article TENTH at the time of such repeal or modification.

     ELEVENTH: A. The Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation or is serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer. The indemnification of directors and officers by the Corporation shall be to the fullest extent authorized or permitted by applicable law, as such law exists or may hereafter be amended (but only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior to the amendment). The indemnification of directors and officers shall be against all loss, liability and expense (including attorneys fees, costs, damages, judgments, fines, amounts paid in settlement and ERISA excise taxes or penalties) actually and reasonably incurred by or on behalf of a director or officer in connection with such action, suit or proceeding, including any appeal; provided, however, that with respect to any action, suit or proceeding initiated by a director or officer, the Corporation shall indemnify such director or officer only if the action, suit or proceeding was authorized by the Board of Directors of the Corporation, except with respect to a suit for the enforcement of rights to indemnification or advancement of expenses in accordance with Section C below.

B. The expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative shall be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding; provided, however, that if applicable law so requires, the advance payment of expenses shall be made only upon receipt by the Corporation of an undertaking by or on behalf of the director or officer to repay ail amounts so advanced in the event that it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses under this Article ELEVENTH.

           C. Any director or officer may enforce his or her rights to indemnification or advance payments for expenses in a suit brought against the Corporation if his or her request for indemnification or advance payments for expenses is wholly or partially refused by the Corporation or if there is no determination with respect to such request within 60 days from receipt by the Corporation of a written notice from the director or officer for such a determination. If a director or officer is successful in establishing in a suit his or her entitlement to receive or recover an advancement of expenses or a right to indemnification, in whole or in part, he or she shall also be indemnified by the Corporation for costs and expenses incurred in such suit. It shall be a defense to any such suit (other than a suit brought to enforce a claim for the advancement of expenses under Section B of this Article ELEVENTH where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the Utah Revised Business Corporation Act. Neither the failure of the Corporation to have made a determination prior to the commencement of such suit that indemnification of the director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct nor a determination by the Corporation that the director or officer has not met such applicable standard of conduct shall be a defense to the suit or create a presumption that the director or officer has not met the applicable standard of conduct. In a suit brought by a director or officer to enforce a right under this Section C or by the Corporation to recover and advancement of expenses pursuant to the terms of an undertaking, the burden of proving that a director or officer is not entitled to be indemnified or is not entitled to an advancement of expenses under this Section C or otherwise, shall be on the Corporation.

                  D. The right to indemnification and to the payment of expenses as they are incurred and in advance of the final disposition of the action, suit or proceeding shall not be exclusive of any other right to which a person may be entitled under these Articles of Incorporation or any by-law, agreement, statute, vote of stockholders or disinterested directors or otherwise. The right to indemnification under Section A above shall continue for a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.

                  E. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any loss, liability or expense, whether or not the Corporation would have the power to indemnify such person against such loss, liability or expense under the Utah General Corporation Law.

                  F. The Corporation shall not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. If any person shall unreasonably fail to enter into a settlement of any action, suit or proceeding within the scope of Section A above, offered or assented to by the opposing party or parties and which is acceptable to the Corporation, then, notwithstanding any other provision of this Article ELEVENTH, the indemnification obligation of the Corporation in connection with such action, suit or proceeding shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time the settlement could reasonably have been effected.

                 G. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or to any director, officer, employee or agent of any of its subsidiaries to the fullest extent of the provisions of this Article ELEVENTH subject to the imposition of any conditions or limitations as the Board of Directors of the Corporation may deem necessary or appropriate.

      TWELFTH: In the event of a conflict between the terms of these Articles of Incorporation and the By-Laws of the Corporation, the terms and provisions of these Articles of Incorporation shall govern.

     THIRTEENTH: The signature of the aforesaid registered agent of the corporation is as follows:

___________________________
JAMES BARBER
935 E. 7220 South, Ste. D-103, Midvale, Utah 84047

THE UNDERSIGNED, being the incorporator of this Corporation, for the purpose of adopting these Articles of Incorporation under the laws of the State of Utah do make, file and record these Articles of Incorporation, do certify that the facts herein stated are true, and, accordingly, have hereto set my hand and seal this ____ day of June, 1999.


_________________________________
JAMES BARBER, Incorporator, Director
935 E. 7220 South, Ste. D-103, Midvale, Utah 84047

[CAPTION]
EXHIBIT 3.2
                                         BY-LAWS OF
                                 MILL CREEK RESEARCH, INC.

ARTICLE I
OFFICES
        Section 1.  The registered office shall be located in Salt Lake
City, Utah.
        Section 2. The corporation may also have offices at such other places both within and without the state of Utah as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II
ANNUAL MEETINGS OF SHAREHOLDERS
        Section 1. All meetings of shareholders for the election of directors shall be held in the state of California at such place as may be fixed from time to time by the board of directors.
        Section 2. Annual meetings of shareholders shall be held on the fourth Friday in the month of March if not a legal holiday, and if the fourth Friday is a legal holiday, then on the following Friday, at 10:00 A.M., at which the shareholders shall elect by a plurality vote a board of directors, and transact such other business as may be properly brought before the meeting.
       Section 3. Written or printed notice of the annual meeting stating the place, day and hour of the meeting shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

ARTICLE III
SPECIAL MEETINGS OF SHAREHOLDERS
       Section 1. Special meetings of shareholders for any purpose other than the election of directors may be held at such time and place within or without the state of Utah as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.
       Section 2. Special meetings of he shareholders, for any purpose or purposes may be called by the chairman of the board or the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of shareholders owning one-tenth of all the outstanding shares of the corporation. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.
       Section 3. Written or printed notice of a special meeting stating the place, day and hour of the meeting and the purpose of purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder or record entitled to vote at such meeting,

       Section 4. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

ARTICLE IV
QUORUM AND VOTING OF STOCK
       Section 1. The holders of a majority of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.
       Section 2. If a quorum is present the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders unless the vote of a greater number of shares of stock is required by law or the articles of incorporation.
       Section 3. Each outstanding share of stock, having voting power shall be entitled to one vote on each matter submitted to a vote at a
meeting of shareholders.   A shareholder may vote either in person or by
proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.
       Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE V
DIRECTORS
       Section   1.   The number of directors shall be not less than one nor
more than 5.   Directors need not be residents of the state of Utah nor
shareholders of the corporation.   The directors, other than the first board
of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified.
       Section 2. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify.
        Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the shareholders.
       Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within one state, outside the state of Utah, at such place or places as they may from time to time determine.
       Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have the authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

ARTICLE VI
MEETINGS OF THE BOARD OF DIRECTORS
       Section 1. Meetings of the board of directors, regular or special, may be held either within or without the state of Utah. Both Regular and Special meetings of the board of directors may be held telephonically.
       Section 2. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.
       Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.
       Section 4. Special meetings of the board of directors may be called by the president on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.
Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the
meeting is not lawfully called or convened.   Neither the business to be
transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.
       Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the articles of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the articles of incorporation. If a quorum shall not be present at any meeting of directors, the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
       Section 7. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

ARTICLE VII
EXECUTIVE COMMITTEE
Section 1. The board of directors, by resolution adopted by a majority of the number of directors fixed by the by-laws or otherwise, may designate two or more directors to constitute an executive committee which, to the extent provided in such resolution, shall have and exercise all of the authority of the board of directors in the management of the corporation, except as otherwise required by law. Vacancies in the membership of the committee shall be filled by the board of directors, The executive committee shall keep regular minutes of its proceedings and report the same to the board when required.


ARTICLE VIII
NOTICES
    Section 1. Whenever, under the provisions of the statutes or of the articles of incorporation or of these bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.
       Section 2. Whenever any notice whatever is required to be given under the provisions of the statutes or under the provisions of the articles of incorporation or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE IX
OFFICERS
       Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice president, a secretary, and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers.
       Section 2. The board of directors at its first meeting after each annual meeting of shareholders shall choose a president, one or more vice-presidents, a secretary and a treasurer, none of whom need be a member of the board.
      Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined form time to time by the board of directors.
      Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.
      Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.
THE PRESIDENT
       Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of shareholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect,
      Section 7. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.
THE VICE-PRESIDENTS
       Section 8. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.
THE SECRETARY AND ASSISTANT SECRETARIES
       Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. The secretary shall have custody of the corporate seal and he or she, or an assistant secretary, shall have the authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing of his or her signature.
Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall in the absence or disability of the secretary perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS
Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors,
Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.
       Section 13. If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 14. The assistant treasurer or, it there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE X
CERTIFICATES AND SHARES

Section 1. The shares of the corporation shall be represented by certificates signed by the president or a vice-president and the secretary or an assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.
       When the corporation is authorized to issue shares of more than one class there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the board of directors to fix and determine the rel at ive rights and preferences of subsequent series.
       Section 2. The signatures of the officers of the corporation upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

LOST CERTIFICATES
       Section 3. The board of directors may direct a new certificate to be issued in place of any certificate previously issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

TRANSFER OF SHARES
       Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the corporation.

CLOSING OF TRANSFER BOOKS
      Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

REGISTERED SHAREHOLDERS
       Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not its shall have express or other notice thereof, except as otherwise provided by the laws of Utah.

LIST OF SHAREHOLDERS
       Section 7, The officer or agent having charge of the transfer books for shares shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate of thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders.

ARTICLE XI
GENERAL PROVISIONS

DIVIDENDS

       Section 1. Subject to the provisions of the Articles of Incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to any provisions of the articles of incorporation.
       Section 2, Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may modify or abolish any reserve in the manner it was created.

CHECKS
Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board or directors may from time to time designate.
FISCAL YEAR
Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL
     Section 5. The corporate seal shall have inscribed thereon, the name of the corporation, the year of its organization and the words "Corporate Seal, Utah". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE  XII
AMENDMENTS

       Section 1. These by-laws may be altered, amended, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of board.
       No by-law shall be adopted by the directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law or by the articles of incorporation. The shareholders shall have the right to change or repeal any by-laws adopted by the directors.
       Section 2. These by-laws may be altered, amended or repealed or new by-laws may be adopted at any regular or special meeting of shareholders at which a quorum is present or represented, by the affirmative vote of a majority of the stock entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting.


[CAPTION]
CONSENT OF ACCOUNTANT (REGISTRANT)

Kurt D. Saliger
Certified Public Accountant
5000 West Oakey Boulevard, Suite A-4
Las Vegas, Nevada 89146
June 12, 2000

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Regency Capital West, Inc. -  Form 10SB-12(g)

Dear Sir/Madame:

The firm of Kurt D. Saliger, Certified Public Accountant, consents to the inclusion of my report of June 5, 2000 on the financial statements of Regency Capital West, Inc. for the period ended March 31, 2000, and December 31, 1999, and to all references to my firm, in the Form 10SB-12(g) Registration Statement of. Regency Capital West, Inc.

Sincerely,


Kurt D. Saliger
______________________
Kurt D. Saliger, C.P.A.


FINANCIAL DATA SCHEDULES (REGISTRANT)

[CAPTION]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE REGISTRANT'S AUDITED AND INTERIM UNAUDITED FINANCIAL STATEMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [MULTIPLIER]1

[S]                                     [C]              [C]
PERIOD-TYPE>                           7-MOS           3-MOS
[FISCAL-YEAR-END]               DEC-31-1999          DEC-31-1999
[PERIOD-START]                  JUN-03-1999          JAN-01-2000
[PERIOD-END]                    DEC-31-1999          MAR-31-2000
[CASH]                             0                 0
<SECURITIES                        0                 0
[RECEIVABLES]                      0                 0
[ALLOWANCES]                       0                 0
[INVENTORY]                        0                 0
[CURRENT-ASSETS]                   0                 0
[PP&E]                             0                 0
[DEPRECIATION]                     0                 0
[TOTAL-ASSETS]                     0                 0
[CURRENT-LIABILITIES]            100               100
[BONDS]                            0                 0
[PREFERRED-MANDATORY]              0                 0
[PREFERRED]                        0                 0
COMMON>                        1,000             1,000
OTHER-SE>                       (900)             (900)
[TOTAL-LIABILITY-AND-EQUITY]00
[SALES]                            0                 0
[TOTAL-REVENUES]                   0                 0
[CGS]                              0                 0
[TOTAL-COSTS]                      0                 0
[OTHER-EXPENSES]                 200               200
[LOSS-PROVISION]                   0                 0
[INTEREST-EXPENSE]                 0                 0
[INCOME-PRETAX]                  (20)             (200)
[INCOME-TAX]                       0                 0
[INCOME-CONTINUING]             (200)             (200)
[DISCONTINUED]                     0                 0
[EXTRAORDINARY]                    0                 0
[CHANGES]                          0                 0
[NET-INCOME]                    (200)             (200)
[EPS-BASIC]                      (.00)          (.00)
[EPS-DILUTED]                      (.00)          (.00)